METALLA AND NOVA COMBINE TO BUILD THE NEXT INTERMEDIATE ROYALTY COMPANY

Metalla and Beedie Capital Announce Strategic Partnership with C$65 Million Committed

FOR IMMEDIATE RELEASE	TSXV: MTA
September 8, 2023	NYSE AMERICAN: MTA

TSXV: NOVR

OTCQB: NOVRF

(All dollar amounts are in thousands of United States dollars unless otherwise indicated, except for per ounce, and per share amounts)

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. (“Metalla”) (TSXV: MTA) (NYSE American: MTA) and Nova Royalty Corp. (TSXV: NOVR) (OTCQB: NOVRF) (“Nova”) are pleased to announce that they have entered into an arrangement agreement dated September 7, 2023 (the “Arrangement Agreement”) whereby Metalla will acquire all of the issued and outstanding common shares of Nova pursuant to a plan of arrangement (the “Transaction”), positioning the combined company as a leading emerging intermediate royalty company.

COMBINATION HIGHLIGHTS AND STRATEGIC RATIONALE

The Transaction combines complementary portfolios resulting in:

  Enhanced Scale and Superior Growth - Combined company is expected to have industry-leading growth through a combined portfolio of 105 high-quality royalties and streams with upwards of two decades of sustainable growth being advanced by top tier operators in the mining sector, including First Quantum Minerals, Newmont, Hudbay Minerals, Agnico Eagle, Barrick, BHP, Glencore, Lundin Mining, Teck Resources, IAMGOLD, Equinox Gold, and others;

  Strategic Positioning and Improved Capital Markets Profile - Strategically positions the combined company as a peer-leading royalty company in scale and capital markets profile, expected to bolster trading liquidity and attract greater support from institutional investors;

  Attractive Jurisdictional Risk Profile and Asset Quality - Nearly all assets are in tier-one jurisdictions (Canada, U.S., Australia) and Latin America, with top ten assets by consensus net-asset-value (“NAV”) having a peer-leading average mine life of 20 years and an average operator market capitalization of $13 billion;

  Strengthened Balance Sheet and Access to Capital - Strategic partner Beedie Capital to commit to an equity investment of C$15 million and increase Metalla's existing convertible loan facility to C$50 million (for an aggregate of C$65 million), resulting in approximately $35 million of available liquidity, better positioning the combined company to fund value enhancing growth;

  Immediate Cash Flow from Aranzazu - Immediate increase in cash flow from the producing Aranzazu royalty, along with Tocantinzinho, Côté, and Amalgamated Kirkland royalties expected to commence cash flow in 2024;

  Superior Inflation Protection - Exposure to gold, silver, and copper create an ideal blend of monetary, strategic, and inflation resilient metals to preserve purchasing power and grow value over the long term;

  Tangible Pre-Tax Synergies - Annual cost savings estimated to be $2.5 million as the combined entity optimizes and integrates general and administrative expenses; and

  Potential for Enhanced Liquidity - Potential inclusion of combined company into multiple clean metals / energy transition ETFs, Indexes, and Mutual funds due to increased market capitalization and the addition of high-quality copper royalties.

This combination is expected to be accretive on a NAV-per-share basis and represents a continuation of each company’s strategic focus. Each of Metalla and Nova have a common focus on building a high-quality, sustainable royalty and streaming company founded on top-quality assets located in the best mining jurisdictions, owned by proven, responsible operators. Both Metalla and Nova believe that the combined company will benefit from the strong growth in cash flows from the resulting high-margin, high-growth, inflation-resilient, and diversified portfolio.

Brett Heath, President and CEO of Metalla, stated: "We are very excited about the combination of these businesses. This merger represents a transformative moment for both companies and will lay a clear, low-risk path to becoming an intermediate royalty company. Together, we expect that our peer-leading, high-quality growth, underpinned by some of the best-in-class operators in the mining sector, will deliver superior long-term value for our shareholders."

Mr. Heath continued, “We are very happy to have the continued support of Beedie Capital as a strategic partner in the journey to build Metalla into a leading intermediate royalty company. Their substantial investment is not just a financial commitment but a vote of confidence in our vision, strategy and execution. With their support, we are positioned to continue our growth plans with available capital of approximately $35 million, which ultimately will provide the opportunity to support and grow our asset base with a path to shared success for all stakeholders.

I would personally like to thank the management, board, and independent special committees of both Metalla and Nova on their collective efforts, dedication, and commitment that was required for this Transaction."

Hashim Ahmed, Interim CEO of Nova stated: "We are excited to be combining with Metalla to create a truly special royalty company built on long-lived, top-quality assets. In May 2023, we launched a robust strategic process to explore and review all the options available to Nova that would maximize shareholder value. After evaluating various options presented during the process, it was clear that this Transaction represents a significant value creation opportunity and the best way forward for Nova shareholders.

In addition to an attractive premium, a material ownership in the combined company provides Nova shareholders with increased scale, a stronger balance sheet, significantly improved cash flow profile in the short and near-term, and much greater trading liquidity and continued participation in the growth of the Nova assets. We look forward to working with Metalla and our shareholders to complete this Transaction and believe the combined company will be a long-term leader with a bright future."

Alexander Molyneux, Chairman of Metalla’s Special Committee stated: "Copper really is the new oil. It has a unique long-term growth profile among main liquid metals in a de-carbonizing world. However, from a royalty perspective, there's very few royalties available on large tier-one copper projects. These features make Nova a highly strategic combination for Metalla and going forward we will be positioned with unique long-term growth prospects compared to pure-play precious metals royalty peers. On behalf of the Metalla Special Committee, I'd like to thank our hard-working management team for their efforts in bringing the Transaction to fruition."

David Bell, Managing Director at Beedie Capital stated: “Metalla and Nova have a common philosophy of discipline and capital efficiency, executed through a similar strategy of acquiring the best-in-class royalties across the development curve that present highly favourable, asymmetrical risk / return characteristics.  As these royalties have de-risked and expanded, they have created significant intrinsic value per share growth for both companies over a short period of time.

The combination of Metalla and Nova is a natural and strategic fit that we feel amplifies the opportunity beyond what either could achieve on its own. The combined entity has a highly unique portfolio of royalties in key gold and copper projects in top jurisdictions.  We believe this will create organic cash flow growth for years to come, while maintaining substantial option value across the broader portfolio.  Additionally, the increased scale, consolidated management team and diversification of strategy will allow for broader reach and enhanced ability to execute on the next phase of accretive acquisitions that will continue to compound growth for the platform.  We are excited for the next chapter for Metalla.”

BENEFITS TO NOVA SHAREHOLDERS

  Immediate upfront premium of 25% based on spot and 32% based on the closing prices of Nova on May 16, 2023, the day prior to the date that the Nova strategic review process was announced;

  Retain meaningful ownership in combined company as Nova shareholders will have approximately 40% ownership in the combined company;

  Participation in a larger cash flow generating portfolio with a significant increase in near-term production through exposure to Tocantinzinho, Amalgamated Kirkland, and Côté, which are expected to start production in 2024;

  Improved risk profile as almost all of Metalla’s key assets by NAV are located in tier-one countries (Canada, USA, and Australia) and are owned by major mining companies; and

  Significantly improved trading liquidity with Metalla’s NYSE American LLC (“NYSE American”) listing and an enhanced capital markets profile with broader access to capital.

BENEFITS TO METALLA SHAREHOLDERS

  Immediately accretive on a NAV-per-share basis;

  Provides exposure to a one-of-a-kind portfolio of generational copper royalties being developed by some of the largest globally integrated mining companies;

  Significant increase in the duration of the combined portfolio with the top ten assets averaging a peer-leading mine life of 20 years;

  Increased cash flow from the operating Aranzazu royalty;

  Tangible annual pre-tax synergies estimated to be $2.5 million as the combined company optimizes and integrates general and administrative expenses;

  Enhanced trading liquidity and capital markets profile through increase in size and scale and access to an expanded universe of institutional investors, ETFs, Indexes, and Mutual funds; and

  Improved ability to pursue value-enhancing growth opportunities through future royalty acquisitions.

STRATEGIC PARTNERSHIP WITH BEEDIE CAPITAL

Concurrent with closing the Transaction, Beedie Capital (“Beedie”), an Insider (as such term is defined in the policies of the TSX Venture Exchange (the "TSXV")) of Nova, has agreed to:

  subscribe for C$15 million in an equity placement of Metalla;
  amend and increase the existing convertible loan agreement with Metalla (the "Metalla Convertible Loan"); and
  terminate its convertible loan agreement with Nova (the "Nova Convertible Loan").

Equity Placement

Beedie has entered into a subscription agreement to complete a C$15 million equity placement in Metalla (the “Equity Investment”), pursuant to which it has agreed, subject to certain conditions, to subscribe for 2.8 million subscription receipts (the “Subscription Receipts”), at a price of C$5.29 per Subscription Receipt, which is the closing price of the common shares of Metalla on September 7, 2023. Upon closing of the Transaction, and subject to certain conditions, each Subscription Receipt will convert into one common share of Metalla, without payment of additional consideration or further action. After the conversion of the Subscription Receipts into common shares of Metalla, Beedie will beneficially hold 8.7 million common shares of Metalla, representing approximately 9.7% of the issued and outstanding common shares of the combined company on a non-diluted basis and 12.7% on a partially diluted basis assuming conversion of all draws under the amended Metalla Convertible Loan.

The proceeds of the Equity Investment will be used for the acquisition of royalties and streams, transaction expenses, and general and administrative expenses of the combined company following completion of the Transaction. The Company intends to rely on the “part and parcel exception” under the policies of the TSXV in respect of the Equity Investment as the Equity Investment is integral to the Transaction by capitalizing the combined company.

Metalla Convertible Loan

Metalla and Beedie have entered into a term sheet dated September 7, 2023, (the “Term Sheet”) pursuant to which Beedie and Metalla have agreed, subject to certain conditions, including the due execution of a definitive agreement, to amend the Metalla Convertible Loan, effective as of closing of the Transaction, the key terms of which are as follows:

  increase the loan facility from C$25.0 million to C$50.0 million;
  drawdown C$16.4 million at a conversion price of C$6.00 per share, to refinance the C$4.2 million principal outstanding under the Metalla Convertible Loan, and the C$12.2 million principal outstanding under the Nova Convertible Loan (other than in respect of the accrued and unpaid interest and fees);

  drawdown an amount equal to the accrued and unpaid interest and fees outstanding under the Nova Convertible Loan as at the time of the closing of the Transaction, with the accrued and unpaid interest having a conversion price equal to the market price of the shares of Metalla at the time of conversion, and the accrued and unpaid fees shall not be convertible into common shares of Metalla.  The accrued and unpaid interest and fees were C$2.4 million as at September 1, 2023;
  for an eighteen-month period from the close of the Transaction, accrue the 10.0% interest to the principal;
  update existing security arrangements and financial covenants to reflect security to be provided by Nova and its subsidiaries for the Metalla Convertible Loan; and
  Metalla will pay to Beedie an amendment fee of C$125,000.

Each of the foregoing changes are subject to entering of mutually agreeable definitive documentation, closing of customary conditions, and regulatory approvals.

Nova Convertible Loan

As per the Term Sheet and discussed above, and concurrent with closing of the Transaction, Metalla will draw down on the Metalla Convertible Loan and pay out and discharge all obligations under the Nova Convertible Loan and the facility will be terminated.

TERMS OF THE TRANSACTION

Pursuant to the Transaction, Nova shareholders will receive 0.36 of a common share in the capital of Metalla (the “Metalla Shares”) per each common share in the capital of Nova (the “Nova Shares”) held, representing consideration of C$1.90 per Nova Share, based on the closing price of Metalla Shares on September 7, 2023, of C$5.29. The exchange ratio implies a premium of 25% based on the closing share prices of Nova on September 7, 2023, and a premium of 32% based on the closing price of Nova on May 16, 2023, the day prior to the date that Nova announced it had retained PI Financial to explore options to maximize shareholder value. The purchase price implies a total equity value of C$190 million on a fully-diluted basis. The Transaction will be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia).

Upon completion of the Transaction, existing Metalla and Nova shareholders would own approximately 60% and 40% of the combined company, respectively, on a fully-diluted basis. Metalla currently has 52.8 million Metalla Shares issued and outstanding, and upon completion of the Transaction is expected to have approximately 86.7 million Metalla Shares issued and outstanding without giving effect to the Equity Investment.

Shareholder Approval

The Transaction is subject to the approval at a special meeting of Nova shareholders, by at least 66 2/3% of the votes cast by Nova shareholders, as well as by a simple majority of the votes cast by the Nova shareholders, excluding the votes cast by certain persons as required by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

Other Conditions to Completion of the Transaction and Related Matters

Completion of the Transaction is also subject to certain approvals of the British Columbia Supreme Court, the TSXV, and of the NYSE American, the receipt of all other necessary regulatory and third party approvals, and other customary conditions. No shareholder approval is required for Metalla. The Arrangement Agreement includes customary provisions, including non-solicitation by Nova of alternative transactions and non-solicitation by Metalla of competing transactions, a right of Metalla to match superior proposals and a $7.5 million termination fee, payable to Metalla under certain customary circumstances.

The Transaction involves Non-Arm’s Length Parties (as such term is defined in the policies of the TSXV) as each of Brett Heath and E.B. Tucker are directors of both Metalla and Nova.  The Transaction will be carried out by way of a court-approved plan of arrangement under the Business Corporation Act (British Columbia). The Equity Investment, and the Term Sheet are subject to TSXV and NYSE American acceptance, and the Subscription Receipts and the Metalla Shares underlying the Subscription Receipts will be subject to a statutory four-month and one day hold period from the issuance of the Subscription Receipts.

Complete details of the Transaction will be included in a management information circular to be delivered to Nova shareholders in the coming weeks. Subject to receiving requisite court approval, the special meeting of shareholders of Nova is expected to be held in November 2023 and the Transaction is expected to close in late 2023. In connection with and subject to closing the Transaction, it is expected that the Nova Shares will be delisted from the TSXV, and that Nova will cease to be a reporting issuer under Canadian securities laws.

BOARD OF DIRECTORS RECOMMENDATION & FAIRNESS OPINIONS

Board of Directors Recommendation

The Arrangement Agreement has been unanimously approved by the independent members of the boards of Directors of Metalla and Nova (respectively, the "Metalla Board" and the "Nova Board"), following the unanimous recommendation of the special committees of each company that the Transaction is in the best interests of their respective stakeholders.

Nova completed an auction process with the assistance of its financial advisor, PI Financial Corp. ("PI Financial"), and Metalla was the successful bidder. A total of 25 parties signed confidentiality agreements and conducted various levels of due diligence during the process, and proposals were received from 8 parties.  The process was overseen by a special committee of independent directors of Nova, Guy Elliott, chair, and Luke Leslie (the "Nova Special Committee"), to ensure that the Nova Board's decision-making was free from any conflict of interest. Nova gave the Nova Special Committee a mandate of evaluating the potential strategic options and acquisition opportunities and other options presented during Nova's shareholder value maximization process (see Nova's May 17, 2023, press release). Overlapping directors Brett Heath and E.B. Tucker were recused from all deliberations of the Nova Special Committee pertaining to its evaluation of the Transaction. The Nova Special Committee engaged legal counsel separately from Nova's corporate counsel and an additional financial advisor to ensure it received independent advice.

In addition, the Metalla Board established a special committee of independent directors comprised of Alexander Molyneux, chair, Mandy Johnston and Lawrence Roulston (the “Metalla Special Committee”), to oversee negotiation of the Transaction and to ensure that the Metalla Board’s decision-making was free from any conflict of interest. The Metalla Special Committee also engaged a financial advisor and legal counsel separately from its corporate counsel. Brett Heath and E.B. Tucker were recused from all discussions pertaining to the Transaction with respect to the Metalla Special Committee.

Fairness Opinions

PI Financial has provided a fairness opinion to the Nova Board, stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received by Nova shareholders under the Transaction is fair, from a financial point of view, to Nova shareholders.

Haywood Securities Inc. ("Haywood Securities") has provided a fairness opinion to the Nova Special Committee, stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received by Nova shareholders under the Transaction is fair, from a financial point of view, to Nova shareholders.

LOCK-UP AGREEMENTS

As of the date of this press release, holders of a total of 16.4 million Nova Shares, including Beedie, representing approximately 17.5% of the issued and outstanding Nova Shares, have entered into lock-up agreements committing to vote in favour of the Transaction.  Beedie’s lock up agreement is conditional on the completion of the transaction contemplated by the Equity Investment and the Term Sheet.

ADVISORS AND LEGAL COUNSEL

Trinity Advisors is acting as financial advisor to the Metalla Board and the Special Committee, and BMO Capital Markets is acting as capital markets advisor to Metalla in connection with the Transaction. Osler, Hoskin & Harcourt LLP is acting as legal advisor to the Metalla Special Committee.

PI Financial is acting as financial advisor to the Nova Board and the Nova Special Committee. Blake, Cassels & Graydon LLP is acting as legal advisor to the Nova Special Committee and DLA Piper (Canada) LLP is acting as counsel to Nova and as transaction counsel generally. Haywood Securities provided the second fairness opinion to the Nova Special Committee.

Dorsey & Whitney LLP and DLA Piper LLP (US) are acting as United States legal counsel to Metalla and Nova, respectively.

CONFERENCE CALL AND WEBCAST

Metalla and Nova will hold a joint conference call and webcast for investors and analysts on September 8, 2023, at 7am PT/10am ET to discuss the Transaction. Questions can be asked over the phone.

Participants may join using the numbers below or webcast link:

Participant Number (Local): 416-764-8609

Participant Number (North America Toll-Free): 888-390-0605

Audience URL: https://app.webinar.net/w0KE5A6n7R3

A replay of the conference call will be available until 11:59 pm (ET) September 22, 2023, and can be accessed using the following dial-in numbers.

Encore (Local): 416-764-8677

Encore (North America Toll-Free): 888-390-0541

Encore ID: 434021#

The webcast will be archived on both the Metalla and Nova websites until the Transaction closes.

ABOUT METALLA

Metalla provides shareholders with leveraged precious and strategic metal exposure through its royalties and streaming portfolio. Metalla's goal is to increase share value by accumulating a diversified portfolio of royalties and streams offering attractive returns. Metalla's strong foundation of current and future cash-generating asset base and experienced team provide Metalla the path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

ABOUT NOVA ROYALTY

Nova Royalty Corp. is a copper and nickel-focused royalty company. Nova has assembled a portfolio of royalties on a significant proportion of the next generation of major copper projects located in 1st-tier jurisdictions, providing investors exposure to some of the most critical resource assets for the clean energy transition. These projects are being advanced by the world's premier mining companies, which include First Quantum, Lundin Mining, Newmont, Hudbay, Anglo American and Glencore, among others. Nova is headquartered in Vancouver, British Columbia and is listed on the TSX Venture Exchange under the trading symbol "NOVR" and on the US OTCQB under the trading symbol "NOVRF".

For further information, please visit our website at www.novaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

ON BEHALF OF NOVA ROYALTY CORP.

(signed) "Hashim Ahmed"
Interim CEO

CONTACT INFORMATION

Nova Royalty Corp.

Hashim Ahmed, Interim CEO

Phone: 647-970-4113

Greg DiTomaso, Vice President, Investor Relations

Phone: 416-433-2801

Email: greg@novaroyalty.com

Laurel Hill Advisors (for Nova shareholders)

Email: assistance@laurelhill.com

North America Toll-free: 1-877-452-7184

Calls Outside North America: 1-416-304-0211

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as "forward-looking information"). Forward-looking information may be identified by the use of forward-looking terminology such as "plans", "targets", "expects", "is expected", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "believes", or variations of such words and phrases or terminology which states that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". Forward-looking information in this news release includes: expected timing and completion of the proposed Transaction; the potential for the combined company to become the leading intermediate royalty company; the strengths, characteristics and expected benefits and synergies of the proposed Transaction; the anticipated timing of the Tocantinzinho, Côté, and Amalgamated Kirkland royalties; the potential inclusion into multiple clean metals / energy transition ETFs, Indexes and Mutual Funds; the completion of the Equity Investment by Beedie and related proposed transactions; the anticipated holdings of Beedie after conversion of the Subscription Receipts into Metalla Shares; the expected use of proceeds from the Equity Investment and related proposed transactions; the completion of the amendment of the Metalla Convertible Loan; the completion of the expected drawdowns; the termination of the Nova Convertible Loan; the anticipated number of Metalla Shares to be issued to Nova shareholders at the completion of the Transaction; receipt of court approval; approval of the Transaction by Nova shareholders at the special meeting of Nova shareholders; obtaining TSXV and NYSE American acceptance to complete the proposed Transaction; the anticipated timing of the special meeting of Nova shareholders to vote on the Transaction and the related management information circular; the expected delisting of the common shares of Nova from the TSX Venture Exchange; and the companies' assessments of, and expectations for, future periods. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances, including information in this news release regarding the Transaction and the anticipated benefits therefrom, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent the companies' expectations, estimates and projections regarding possible future events or circumstances.  The forward-looking information included in this news release is based on the companies' opinions, estimates and assumptions in light of their experience and perception of historical trends, current conditions and expected future developments, their assumptions regarding the Transaction (including, but not limited to, their ability to close the Transaction on the terms contemplated, and to derive the anticipated benefits therefrom), as well as other factors that they currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the companies' ability to obtain the required shareholder, court and regulatory approvals in a timely matter, if at all; their ability to satisfy the terms and conditions precedent of the Arrangement Agreement in order to consummate the proposed Transaction; the continued exploration and development of mineral projects by the owners or operators of such mineral projects; the ongoing operation of the mineral projects in which they hold a stream or royalty interest by the owners or operators of such projects in a manner consistent with past practice or publicly disclosed operating plans; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of the companies' business strategies, that operations, or ramp-up where applicable, at properties in which they hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, failure to receive the required shareholder, court, regulatory and other approvals necessary to effect the proposed Transaction; the potential for a third party to make a superior proposal to the proposed Transaction; that the combined company and its shareholders will not realize the anticipated benefits following the completion of the Transaction; that Beedie will not make the Equity Investment; that the proceeds of the Equity Investment will not be used as announced; that the Metalla Convertible Loan will not be amended; that the Nova Convertible Loan will not be terminated; that the special meeting of Nova shareholders to vote on the Transaction will not occur at the anticipated timeframe; and those set forth under the caption "Risk Factors" in the companies' respective annual information forms, their most recent management's discussion and analysis, Metalla's annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.

Although the companies have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to them or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents the companies' expectations as of the date of this news release and is subject to change after such date. Metalla and Nova each disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

U.S. SECURITIES LAW DISCLAIMER

The securities anticipated to be issued pursuant to the Transaction and the proposed transactions with Beedie may not be offered or sold in the United States or to U.S. persons absent registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and any applicable state securities laws, or available exemptions therefrom.  Such securities are anticipated to be offered and sold in reliance upon available exemptions from registration requirements pursuant to the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.